UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-39663

Absolute Software Corporation

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 1400

Four Bentall Centre, 1055 Dunsmuir Street

Vancouver, British Columbia

V7X 1K8 Canada

(604) 730-9851

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐  Form 20-F    ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Absolute Software Corporation

Date: December 16, 2021	By:	/s/ Steven Gatoff
Name: Steven Gatoff
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release dated December 15, 2021.

99.2	Report of Voting Results dated December 15, 2021.